BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: August 24, 2016 02:10 PM Pacific Time

Incorporation Number: **C1087255**

Recognition Date and Time: Continued into British Columbia on August 24, 2016 02:10 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

BALLARD POWER SYSTEMS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Stephenson, Carol

Mailing Address:	Delivery Address:
66 TETHERWOOD BLVD. LONDON ON N5X 3W3 CANADA	66 TETHERWOOD BLVD. LONDON ON N5X 3W3 CANADA

Last Name, First Name, Middle Name:
MacEwen, Randall

Mailing Address:	Delivery Address:
9000 GLENLYON PARKWAY BURNABY BC V5J 5J8 CANADA	9000 GLENLYON PARKWAY BURNABY BC V5J 5J8 CANADA

Last Name, First Name, Middle Name:
Neese, Marty

Mailing Address:	Delivery Address:
715 FREMONT STREET MENLO PARK CA 94025 UNITED STATES	715 FREMONT STREET MENLO PARK CA 94025 UNITED STATES

Last Name, First Name, Middle Name:
Hayhurst, Douglas P.

Mailing Address:	Delivery Address:
9000 GLENLYON PARKWAY BURNABY BC V5J 5J8 CANADA	9000 GLENLYON PARKWAY BURNABY BC V5J 5J8 CANADA

Last Name, First Name, Middle Name:
Sutcliffe, Ian

Mailing Address:	Delivery Address:
6 LONGRIDGE WAY MARKHAM ON L6C 0J9 CANADA	6 LONGRIDGE WAY MARKHAM ON L6C 0J9 CANADA

Last Name, First Name, Middle Name:
Bourne, Ian

Mailing Address:	Delivery Address:
3048 - 1ST STREET S.W. CALGARY AB T2S 1P8 CANADA	3048 - 1ST STREET S.W. CALGARY AB T2S 1P8 CANADA

Last Name, First Name, Middle Name:
Roche, Jim

Mailing Address:	**Delivery Address:**
9000 GLENLYON PARKWAY BURNABY BC V5J 5J8 CANADA	9000 GLENLYON PARKWAY BURNABY BC V5J 5J8 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached